UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

YELLOWCAKE MINING INC.

(Exact name of registrant as specified in its corporate charter)

333-137539

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	83-0463005 (I.R.S. Employer Identification No.)

Suite 200 – 8275 South Eastern Avenue

Las Vegas, Nevada USA 90123

(Address of principal executive offices)

702-990-8489

(Issuer's telephone number)

Approximate Date of Mailing: February 5, 2007

YELLOWCAKE MINING INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about February 5, 2007 to the holders of shares of common stock, par value $0.001 per share of Yellowcake Mining Inc. (the “Company”), a Nevada corporation incorporated as of March 23, 2006, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to a change in control of our company which occurred on January 16, 2007, David Heel has agreed to resign as a director and officer of our company and H. Richard Klatt has agreed to serve as a director and officer of our company.

The appointment of H. Richard Klatt as our director will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission (“SEC”), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after completion of our purchase of Yellowcake Mining Inc. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of February 1, 2007 and the date of this Information Statement, there were and are 91,800,000 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares our common stock known by us to be owned beneficially as of February 1, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	William J. Tafuri 5020 N. Silver Springs Road, Park City, Utah 84098	60,000,000	65.36%
Common Stock	David Heel Suite 2610 - 939 Expo Blvd Vancouver, BC V6Z 3G7	Nil	Nil
Common Stock	Directors and Officers (as a group)	60,000,000	65.36%

(1)

Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 1, 2007, and the date of this Information Statement.

(2)	Calculated based upon our 91,800,000 issued and outstanding shares as of February 1, 2007 and as of the date of this Information Statement.

Changes in Control

There was a change in control of our company that occurred pursuant to a share purchase agreement dated January 16, 2007, between Bijan Jiany, our former Secretary, Treasurer, Chief Financial Officer and Director, David Heel, our President, Chief Executive Officer and Director, and William J. Tafuri, our Secretary, Treasurer and Director.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
David Heel(1)	33	President, Chief Executive Officer and Director	March 23, 2006
William J. Tafuri	65	Secretary, Treasurer and Director	January 16, 2007
H. Richard Klatt(2)	70	Proposed Director	To be determined

(1)	Mr. Heel will resign as a director and officer of our company effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our shareholders.

(2)	Mr. Klatt will be appointed to our board of directors effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our stockholders.

David Heel, President, Chief Executive Officer and Director

Mr. David Heel has been serving as our President and a member of our Board of Directors since March 23, 2006. The term of his office is for one year and is renewable on an annual basis.

He currently serves as the Director of Business Development for Durante Furniture. He is responsible for securing showroom contracts in USA, development of the marketing & business approach plan, sales execution, and initiated the design and construction of a detailed database of North American design & architect firms. He has served in this position since October, 2003.

From June 2001 to October 2003 he was the Director of Business Development/Marketing/Sales for Metrobridge Networks Inc. His responsibilities included the design of the network path, negotiated point of presence sites for customer equipment and secured roof right contracts for wireless broadband infrastructure. He directed and implemented all marketing and sales efforts for the company.

From July 2000 to June 2001 he was the Account Executive, National Sales for Softtracks Inc. He developed and managed relationships with Canadian banks, executed wireless point of sale terminals with telephone service providers and merchants and conducted sales presentations and related support for Canadian banking institutions.

Mr. Heel received a Bachelor of Arts degree from Simon Fraser University in British Columbia in 1996. He was also a former scholarship candidate for the Simon Fraser University Varsity Basketball Team, along with a successful two-year coaching position with Douglas College Men's Basketball Team and Championship High School Basketball Programs. Mr. Heel is very knowledgeable with the game of basketball, which he believes will prove to be a significant asset in contributing to the overall success of his new venture.

Mr. Heel is not an officer or director of any reporting company that files annual, quarterly, or periodic reports with the United States Securities and Exchange Commission.

William J. Tafuri, Secretary, Treasurer and Director

Mr. Tafuri is a registered professional geologist. Mr. Tafuri has over thirty years of diverse mining experience in precious and base metals, including management positions for major international mining companies.

Since 2004, Mr. Tafuri has served as the Vice President and Director of Operations for Centrasia Mining Corp, company listed on the TSX-Venture Exchange (TSX-V: CTM). During this time he has managed exploration projects throughout the western USA and Central Asia.

Since 2001, Mr. Tafuri has served as a consultant providing geologist services. During this time he managed coal exploration projects in Wyoming for Norwest Corporation. Additionally, he served as a consultant to private investors, evaluating mining properties in Kazakhstan and the western United States.

Mr. Tarfuri received a PhD in Geology from the University of Utah, Salt Lake City, Utah. He also received a Masters of Science degree in Geology and a Bachelors of Science degree in Geology at the University of Nevada, Reno, Nevada.

H. Richard Klatt, Proposed Director

Mr. Klatt is a registered professional geologist. Mr. Klatt has developed and implemented exploration programs for precious and base metals, and other commodities for over 35 years in the United States, Canada, Mexico and Panama.

From 2004 to 2006, Mr. Klatt served as a consultant providing mineral exploration geologist services.  During this time he completed extensive lithology-logging for base and precious metals for a drill program at the south rim of the Bingham copper mine in Utah for Grand Central Silver Mines located in Carrollton, Texas.   In mid-2006, he directed a 2,100 feet diamond drilling program for gold and cobalt in the Belt-Percell basin located in eastern Idaho, for Salmon River Resources of Vancouver, British Columbia. In mid-2006, he completed a 6,000 feet diamond drilling program for zinc in western Utah for Franconia Minerals Corp. located in Spokane, Washington.  In early 2006, he directed a 6,000 m rotary drilling program for uranium in Western Colorado for U.S. Energy of Riverton, Wyoming. In early 2005, he researched opportunity for development of uranium resources in selected regions for Kennecott Exploration Company of Salt Lake City, Utah.  In early 2004, he oversaw initial development drilling for vein-hosted base metals in the Zacatecas district, Zacatecas, Mexico, for Capstone Gold of Vancouver, British Columbia.

From 2000 to 2003, Mr. Klatt performed economic geology research. He pursued the study of the geology of platinum-group metals in anticipation of increasing future demand for these metals and subsequently assembled a comprehensive database of the geology of conventional and unconventional platinum-group metals and their global distribution that is self-published and sold in CD-ROM format as a guide for platinum-group exploration. Reviewed the geology of Mexico and identified exotic tectonostratigraphic terranes comprising Mexico that are permissive for discovery of gold and platinum and created a database of this information as a guide for exploration.

Mr. Klatt received a Bachelor of Science degree in Geology at the University of Illinois, Urbana, Illinois. He also completed course work in Carbonate Petrology at the University of Utah, Salt Lake City, Utah.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

The board of directors of our company held no formal meetings during the year ended July 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to Nevada Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

Our board of directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, nor do we have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have an audit committee because our company believes that the functions of an audit committees can be adequately performed by our board of directors. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers received compensation since the date of our inception, March 23, 2006.

There were no grants of stock options or stock appreciation rights made during the fiscal year ended July 31, 2006 to our executive officers and directors. There were no stock options outstanding as at July 31, 2006. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

We intend to continue to pay consulting fees to our directors and officers in the future as we determine necessary. In addition, we intend to compensate our non-officer directors in the future with quarterly retainer fees and annual stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may also award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No current director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no formal management agreements with our directors or executive officers.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: February 5, 2007

By Order of the Board of Directors

YELLOWCAKE MINING INC.

/s/ William J. Tafuri

William J. Tafuri

Director